                                        Exhibit 22.01

Subsidiary Issuers of Guaranteed Securities

The subsidiaries of Citigroup Inc. listed in the below table have issued (and, in the case of Citigroup Global Markets Holdings Inc., from time to time may issue) the securities listed next to such subsidiary. Citigroup Inc. has fully and unconditionally guaranteed (or effectively provided for the full and unconditional guarantee of) all such securities.

Subsidiary Issuer	Guaranteed Securities
Citigroup Global Markets Holdings Inc., a wholly-owned subsidiary	Senior Debt Securities issued under the Senior Debt Indenture dated as of March 8, 2016, between Citigroup Global Markets Holdings Inc., Citigroup Inc. and The Bank of New York Mellon, as trustee
Citigroup Capital III, a wholly-owned finance subsidiary	7 5/8% Trust Preferred Securities
Citigroup Capital XIII, a wholly-owned finance subsidiary	7.875% Fixed Rate / Floating Rate Trust Preferred Securities